DM

18006157

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-45650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Nassau Street, 5th Floor
(No. and Street)

Princeton	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown
(Name – *if individual, state last, first, middle name*)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMB

OATH OR AFFIRMATION

I, Daniel Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DOLORES M SEVERINO
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Jan. 29, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Sword Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sword Securities LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2013.

February 25, 2018
New York, New York

Sword Securities LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	1,430
Certificate of deposit		6,314
Deposits		3,032
	$	10,776

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,715
Total liabilities		1,715
Member's equity		9,061
	$	10,776

The Notes to Financials are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business Operations

Sword Securities LLC was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Sword Securities LLC is a wholly owned subsidiary of Sword Rowe & Company LLC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fee income is recognized when earned by registered representatives according to various contracts.

New Accounting Pronouncements

In May 2014, the FASB issued amended guidance for revenue recognition. Subsequently, the FASB issued an amendment to defer for one year the effective date of the new guidance on revenue recognition, as well as issued additional clarifying amendments. The new guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services. Additionally, the guidance requires improved disclosures to help users of financial statements better understanding the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance, and is now effective commencing with our 2018 fiscal year. The guidance allows for either a full retrospective or modified retrospective transition method. The Company has completed an initial assessment of the impact of ASU No. 2014-09 on its existing revenue recognition policies and plans to adopt the rile on January 1, 2018 using the cumulative effect method of adoption. Based on the analysis completed to date, the Company does not currently anticipate that the new rule will have a material impact on its financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Income Taxes

The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore it is not required to file income tax returns in the U.S. Federal jurisdiction or states.

The Company has no tax examinations in progress and none are expected at this time. The Company had no unrecognized tax benefits as of December 31, 2017.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2017 the Company had net capital of $5,777 which was $777 in excess of its required minimum net capital of $5,000. Also, at December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was .29 to 1.0.

3. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(i) however is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." As the Company does not handle customer cash or securities, it does not have any obligation with respect to the Possession or Control requirements under SEC Rule 15c3-3.

4. Fair Value Accounting

Pursuant to the requirements of FASB ASC 820, *Fair Value Measurements*, the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. ASC 820, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Company transacts. ASC 820 clarifies that fair value should be based on assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC 820 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, ASC 820 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.

The following table presents information about the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2017 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The fair value of the Company's financial assets are summarized as follows as of December 31:

	Level 1	Level 2	Level 3	Total
Certificate of deposit	6,314	--	--	6,314
	$ 6,314	$ --	$ --	$ 6,314

5. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

One major customer accounted for all of the revenue for the year ended December 31, 2017, which resulted in the payout of commissions of $1,041,359.

6. Related Party

A loan to the Parent Company was collected in 2017 in the amount of $50,000.00.

SWORD SECURITIES LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

December 31, 2017

With Independent Registered Public Accounting Firm Report